FORM 11-K
                 FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
                   AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                              SECURITIES EXCHANGE ACT OF 1934



{ X } ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


       For the fiscal year ended:   December 1, 2000


OR

{   } TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE
      ACT OF 1934
(NO FEE REQUIRED)

For the transition period from _______________ to ______________
Commission file number  1-5197


A. Full title of the plan and address of the plan, if different from that of the issuer below:

Plymouth Rubber Company Retirement Savings and Profit Sharing Plan and Trust


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Plymouth Rubber Company, Inc., 104 Revere Street, Canton, Massachusetts 02021

            REPORT OF INDEPENDENT ACCOUNTANTS


TO THE ADMINISTRATOR OF
PLYMOUTH RUBBER COMPANY
   RETIREMENT SAVINGS AND
   PROFIT SHARING PLAN AND TRUST
Canton, Massachusetts  02021

     We have audited the accompanying statements of net assets available for plan benefits of the Plymouth Rubber Company Retirement Savings and Profit Sharing Plan and Trust as of December 31, 2000 and 1999, and the related statement of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the aforementioned financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plymouth Rubber Company Retirement Savings and Profit Sharing Plan and Trust as of December 31, 2000 and 1999, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

     Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental material is presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations of the Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental material has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Morris & Morris. P.C.
Morris & Morris, P.C.

Needham Heights, Massachusetts
May 29, 2001

                         PLYMOUTH RUBBER COMPANY
          RETIREMENT SAVINGS AND PROFIT SHARING PLAN AND TRUST
          STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS


                                                December 31
                                         -------------------------
                                            2000           1999
                                         -----------    ----------
                       ASSETS

Investments, at Market                  $ 10,755,031  $ 10,689,579

Contributions Receivable                      99,201       406,084

Cash and Equivalents                       1,911,661     2,006,299
                                         -----------    ----------
          TOTAL ASSETS                  $ 12,765,893  $ 13,101,962
                                         ===========    ==========


          NET ASSETS AVAILABLE FOR PLAN BENEFITS


NET ASSETS AVAILABLE FOR PLAN BENEFITS  $ 12,765,893  $ 13,101,962
                                         ===========    ==========
















         The accompanying notes and independent auditors' report are an integral part of the financial statements.

                         PLYMOUTH RUBBER COMPANY
          RETIREMENT SAVINGS AND  PROFIT SHARING PLAN AND TRUST
      STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS


                                                Years Ended
                                                December 31
                                         -------------------------
                                             2000          1999
                                         -----------    ----------
ADDITIONS:

INVESTMENT INCOME:
  Net Unrealized (Depreciation)
    Appreciation in Fair Value of
    Investments                         $ (2,805,071) $    305,353
  Net Realized (Loss) Gain Upon
    Disposition of Investments               (58,907)      123,131
  Dividend Income                          1,895,607     1,034,441
  Interest Income                             55,046        43,799
  Employee Rollover                          156,551             -
                                         -----------    ----------
   SUBTOTAL INVESTMENT (LOSS) INCOME        (756,774)    1,506,724
                                         -----------    ----------
CONTRIBUTIONS:
  Transfer of Employee Directed Funds              -     1,260,285
  Participant Contributions                1,213,569     1,177,134
  Employer Contributions                           -       304,220
                                         -----------    ----------
   SUBTOTAL CONTRIBUTIONS                  1,213,569     2,741,639
                                         -----------    ----------
     TOTAL ADDITIONS                         456,795     4,248,363
                                         -----------    ----------

DEDUCTIONS:

  Benefits Paid                              789,114     1,241,891
  Investment Fees                              3,750         3,550
                                             792,864     1,245,441
                                         -----------    ----------
   Net (Deductions) Additions               (336,069)    3,002,922

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
     Beginning of Year                    13,101,962    10,099,040
                                         -----------    ----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS,
     End of Year                        $ 12,765,893  $ 13,101,962
                                         ===========    ==========

         The accompanying notes and independent auditors' report are an integral part of the financial statements.

                         PLYMOUTH RUBBER COMPANY
          RETIREMENT SAVINGS AND PROFIT SHARING PLAN AND TRUST

                       NOTES TO FINANCIAL STATEMENTS

                  Years Ended December 31, 2000 and 1999


A.  DESCRIPTION OF THE PLAN:

The following description of the Plymouth Rubber Company Retirement Savings and Profit Sharing Plan and Trust (the Plan) is provided for general information purposes only. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

1.  General Information:

Effective January 1, 1998, Plymouth Rubber Company, Inc. (the Company), as Plan sponsor, adopted the State Street Solutions Prototype Defined Contribution Plan as its Plan. The Plan is a defined contribution profit-sharing plan for the exclusive benefit of the employees of the Company and their beneficiaries, enabling participants to save and invest in accordance with the terms of the Plan. The Plan is established under provisions of Section 401(a) and 401(k) of the Internal Revenue Code and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), and as amended subsequent thereto. Participants in the Plan may elect to participate in a tax-deferred savings program offered under the Plan, whereby contributions are made through payroll deductions.

At January 1, 1998, Employee Directed Funds were transferred from Plymouth Rubber Company Profit Sharing Plan and Trust
(F.K.A. Plymouth Rubber Retirement Savings and Profit Sharing
Plan and Trust).

2.  Administration

The Plan is administered by the Company in accordance with the Plan Agreement. Trustees consist of designated Company directors and officers. The Plan's recordkeeper is State Street Global Advisors. The Plan's assets are held in trust by State Street Global Advisors. Expenses for recordkeeping and benefit distributions of the Plan are paid by the Company.

                         PLYMOUTH RUBBER COMPANY
          RETIREMENT SAVINGS AND PROFIT SHARING PLAN AND TRUST

                       NOTES TO FINANCIAL STATEMENTS

                  Years Ended December 31, 2000 and 1999


A.  DESCRIPTION OF THE PLAN: (Continued)

3.  Eligibility

An employee is eligible to participate in the compensation deferral contribution arrangement upon the completion of one-half year of continuous service and attainment of age 21.

An employee is eligible to receive a matching employer contribution under the plan upon the completion of one year of continuous service with a minimum of 1,000 hours of service and attainment of age 21.

4.  Contributions

Each year, participants may contribute up to fifteen percent (15%) of their annual before-tax compensation, as defined in the Plan Agreement. Before-tax contributions are limited to the maximum 401(k) contribution permitted by law. Contributions from the Company are discretionary and are limited to the maximum amount deductible under the Internal Revenue Code.

5.  Vesting

Participants become vested in the Company-discretionary contributions, plus actual earnings thereon, based upon years of service to the Company as follows:

                                             Vested
       Years of Service                    Percentage

  Less than three years                         0%
  3 years but less than 4 years                10
  4 years but less than 5 years                20
  5 years or more                             100

A participant is always fully vested in his or her voluntary contributions and earnings thereon.

                         PLYMOUTH RUBBER COMPANY
          RETIREMENT SAVINGS AND PROFIT SHARING PLAN AND TRUST

                       NOTES TO FINANCIAL STATEMENTS

                  Years Ended December 31, 2000 and 1999


A.  DESCRIPTION OF THE PLAN: (Continued)

6.  Participant Accounts

Each participant's account is credited with his or her contribution, and an allocation of both the Company's contribution and the current year's plan earnings. Allocations are based upon each participant's qualified compensation and account balances, as defined. The benefit to which a participant is entitled is the vested portion of that participant's account.

7.  Participant Loans

Participants may borrow amounts not to exceed the lesser of fifty percent (50%) of the participant's vested account balance, or $50,000 reduced by the highest outstanding loan balance during the preceding twelve (12) months. Participants may take up to two loans in a calendar year, but may not have more than one loan outstanding at a time. Repayment terms of the loans are determined by each employee, but generally may not exceed sixty (60) months, and must bear a reasonable rate of interest.

8.  Payment of Benefits

Upon termination of service, due to death, disability or retirement, or financial hardship, a participant may elect to receive an amount equal to the value of the participant's vested interest in his or her account balance. If the participant's account balance is in excess of certain limitations, the participant may elect to have the Plan continue to administer their account balance.

9.  Plan Amendment and Termination

The Company intends to continue the Plan without interruption, but reserves the right to terminate or amend the Plan. In the event that the Company terminates the Plan, there shall be immediate and full vesting for all participants.

                         PLYMOUTH RUBBER COMPANY
          RETIREMENT SAVINGS AND PROFIT SHARING PLAN AND TRUST

                       NOTES TO FINANCIAL STATEMENTS

                  Years Ended December 31, 2000 and 1999


B.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

1.  Method of Accounting

The financial statements have been prepared using the accrual-basis method of accounting.

2.  Investment Valuation

The value of investments, other than cash and equivalents, is based on the closing price on December 31, 2000 and 1999, respectively, as received from the State Street Bank & Trust
Company.

Purchases and sales of investments are reflected on a trade-date basis. Gain or loss on sales of investments is computed based upon the difference between net sales price and ERISA
Value.

Investments at year-end are reported at market value (ERISA Value). ERISA Value for investments is determined by adjusting current year purchases or prior year market value (ERISA Value) to market value at the end of the Plan year. ERISA Value is then used as the basis for transactions for the following year.

In accordance with the policy of stating investments at market value, net unrealized gain or loss on investments for the year is reflected in the Statement of Changes in Net Assets
Available for Plan Benefits.

3.  Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at December 31, 2000 and 1999, and the reported amounts of revenues and expenses for the years then ended. Actual results and amounts may differ from the estimates made in the preparation of these financial statements.

                         PLYMOUTH RUBBER COMPANY
          RETIREMENT SAVINGS AND PROFIT SHARING PLAN AND TRUST

                       NOTES TO FINANCIAL STATEMENTS

                  Years Ended December 31, 2000 and 1999


B.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

4.  Income Taxes

The Plan's Prototype (non-standardized) has received a favorable determination letter from the Internal Revenue
Service dated December 9, 1996, with respect to the tax-exempt status of the Plan.

C.  CONTRIBUTION DUE FROM EMPLOYER:

The Company's Board of Directors voted to make discretionary contributions on behalf of the Company, to the Plan in the amounts of $0 and $304,220, respectively, for the years ended December 31, 2000 and 1999.

D.  CASH AND EQUIVALENTS:

                                                December 31
                                         -------------------------
                                             2000          1999
                                         -----------    ----------

    State Street Bank & Trust Company   $  1,911,661  $  2,006,299
                                         ===========    ==========


E.  NOTES RECEIVABLE - PARTICIPANTS:

                                                 December 31
                                         -------------------------
                                             2000          1999
                                         -----------    ----------

    Balance, Beginning of Year          $    666,358  $    566,072

     Plus: Loans Issued                      515,698       358,648
     Less: Loan Repayments                  (380,755)     (258,362)
                                         -----------    ----------
    Balance, End of Year                $    801,301  $    666,358
                                         ===========    ==========

Interest earned on employee fund loans amounted to $55,046 and $43,799, respectively, for the years ended December 31, 2000 and 1999, and is included in interest income.

                         PLYMOUTH RUBBER COMPANY
          RETIREMENT SAVINGS AND PROFIT SHARING PLAN AND TRUST

                       NOTES TO FINANCIAL STATEMENTS

                  Years Ended December 31, 2000 and 1999


F.  SUMMARY OF INVESTMENTS:

                         December 31, 2000              December 31, 1999
                     -------------------------    ---------------------------
                        Cost          Market           Cost          Market
                     ----------    -----------     -----------    -----------
  Mutual Funds     $ 11,907,435   $  9,754,283    $  9,219,213   $  9,827,578

  Notes Receivable
   - Participants       801,301        801,301         666,358        666,358

  Party-in-Interest
     Investments        212,481        199,447         178,702        195,643
                     ----------    -----------     -----------    -----------
  TOTALS           $ 12,921,217   $ 10,755,031    $ 10,064,273   $ 10,689,579
                     ==========    ===========     ===========    ===========

                              SUPPLEMENTAL MATERIAL

                                 PLYMOUTH RUBBER CO., INC.
                 RETIREMENT SAVINGS AND PROFIT SHARING PLAN AND TRUST
       STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
                                     December 31, 2000
                                               PARTICIPANT DIRECTED
                                  -----------------------------------------------------------------

                                   MONEY MKT    INTERMEDIATE    GROWTH &       S&P        MATRIX
                                     FUND           FUND      INCOME FUND      500      EQUITY FUND
                                  ----------    -----------    ----------   ---------   ----------
            ASSETS
INVESTMENTS, AT FAIR VALUE:
   Common Stock & Mutual Funds   $         -   $    532,187   $ 4,044,750  $  462,930  $ 4,696,040
   Plymouth Rubber Company Stock           -              -             -           -            -
   Participant Notes Receivable            -              -             -           -            -
                                  ----------    -----------    ----------   ---------   ----------
     Total Investments                     -        532,187     4,044,750     462,930    4,696,040
                                  ----------    -----------    ----------   ---------   ----------
RECEIVABLES:
   Employer's Contributions                -              -             -           -            -
   Participant's Contributions
       Receivable                          -              -             -           -            -
                                  ----------    -----------    ----------   ---------   ----------

     Total Receivables                     -              -             -           -            -
                                  ----------    -----------    ----------   ---------   ----------

CASH                               1,911,661              -             -           -            -
                                  ----------    -----------    ----------   ---------   ----------
     Total Assets                  1,911,661        532,187     4,044,750     462,930    4,696,040
                                  ----------    -----------    ----------   ---------   ----------

 LIABILITIES

LIABILITIES                                -              -             -           -            -
                                  ----------    -----------    ----------   ---------   ----------
NET ASSSETS AVAILABLE
    FOR BENEFITS                 $ 1,911,661   $    532,187   $ 4,044,750  $  462,930  $ 4,696,040
                                  ==========     ==========    ==========   =========   ==========

CONTINUED


                                 PLYMOUTH RUBBER CO., INC.
                  RETIREMENT SAVINGS AND PROFIT SHARING PLAN AND TRUST
       STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
                                  December 31, 2000

                                               PARTICIPANT DIRECTED
                                   -----------------------------------------------------------------------------
                                                                           PARTICIPANT
                                       LS     PRC A STOCK   PRC B STOCK      NOTES
                                    BALANCED      FUND          FUND       RECEIVABLE      OTHER         TOTAL
                                   ---------    --------     ---------    -----------     --------   -----------
 ASSETS

INVESTMENTS, AT FAIR VALUE:
   Common Stock & Mutual Funds   $    18,376   $       -    $        -   $         -     $       -  $  9,754,283
   Plymouth Rubber Company Stock           -     169,810        29,637             -             -       199,447
   Participant Notes Receivable            -           -             -       801,301             -       801,301
                                   ---------    --------     ---------    -----------     --------   -----------
     Total Investments                18,376     169,810        29,637       801,301             -    10,755,031
                                   ---------    --------     ---------    -----------     --------   -----------
RECEIVABLES:
   Employer's Contributions                -           -             -             -             -             -
   Participant's Contributions
       Receivable                          -           -             -             -        99,201        99,201
                                   ---------    --------     ---------    -----------     --------   -----------

     Total Receivables                     -           -             -             -        99,201        99,201
                                   ---------    --------     ---------    -----------     --------   -----------

CASH                                       -           -             -             -             -     1,911,661
                                   ---------    --------     ---------    -----------     --------   -----------
     Total Assets                     18,376     169,810        29,637       801,301        99,201    12,765,893
                                   ---------    --------     ---------    -----------     --------   -----------

          LIABILITIES

LIABILITIES                                -           -             -             -             -             -
                                   ---------    --------     ---------    -----------     --------   -----------
NET ASSSETS AVAILABLE
    FOR BENEFITS                  $   18,376   $ 169,810    $   29,637   $    801,301    $  99,201  $ 12,765,893
                                   =========    ========     =========    ===========     ========   ===========

                                       10

                                      PLYMOUTH RUBBER COMPANY
                         RETIREMENT SAVINGS AND PROFIT SHARING PLAN AND TRUST
                 STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
                                           December 31, 1999

                                                   PARTICIPANT DIRECTED
                                  ---------------------------------------------------------------

                                   MONEY MKT    INTERMEDIATE     GROWTH &    S & P       MATRIX
                                     FUND           FUND       INCOME FUND    500      EQUITY FUND
                                  ----------    -----------    ----------   ---------   ---------
           ASSETS


INVESTMENTS, AT FAIR VALUE:
   Common Stocks & Mutual Funds   $        -   $    511,512   $ 3,513,342  $  194,542  $ 5,596,704
   Plymouth Rubber Company Stock           -              -             -           -            -
   Participant Notes Receivable            -              -             -           -            -
                                  ----------    -----------    ----------   ---------   ----------
          Total Investments                -        511,512     3,513,342     194,542    5,596,704
                                  ----------    -----------    ----------   ---------   ----------

RECEIVABLES:
   Employer's Contribution                 -              -             -           -            -
   Participant's Contribution              -              -             -           -            -
                                  ----------    -----------    ----------   ---------   ----------
     Total Receivables                     -              -             -           -            -
                                  ----------    -----------    ----------   ---------   ----------

CASH                               2,006,299              -             -           -            -
                                  ----------    -----------    ----------   ---------   ----------

          Total Assets             2,006,299        511,512     3,513,342     194,542    5,596,704
                                  ----------    -----------    ----------   ---------   ----------

            LIABILITIES                    -              -             -           -            -
                                  ----------    -----------    ----------   ---------   ----------

LIABILITIES


NET ASSETS AVAILABLE
     FOR BENEFITS                $ 2,006,299   $    511,512   $ 3,513,342  $  194,542  $ 5,596,704
                                  ==========    ===========    ==========   =========   ==========


CONTINUED

                                      PLYMOUTH RUBBER COMPANY
                         RETIREMENT SAVINGS AND PROFIT SHARING PLAN AND TRUST
                 STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
                                           December 31, 1999


                                               PARTICIPANT DIRECTED
                                     ----------------------------------------------------------------------------
                                                                         PARTICIPANT
                                      LS      PRC A STOCK   PRC B STOCK     NOTES
                                   BALANCED       FUND         FUND       RECEIVABLE       OTHER          TOTAL
                                   ---------   ---------    ---------     ----------     ---------   -------------
           ASSETS


INVESTMENTS, AT FAIR VALUE:
   Common Stocks & Mutual Funds  $    11,478   $       -    $        -   $         -    $        -  $  9,827,578
   Plymouth Rubber Company Stock           -     125,352        70,291             -             -       195,643
   Participant Notes Receivable            -           -             -       666,358             -       666,358
                                   ---------    --------     ---------    ----------     ---------    ----------
     Total Investments                11,478     125,352        70,291       666,358             -    10,689,579
                                   ---------    --------     ---------    ----------     ---------    ----------

RECEIVABLES:
   Employer's Contribution                 -           -             -             -       304,220       304,220
   Participant's Contribution              -           -             -             -       101,864       101,864
                                   ---------    --------     ---------    ----------     ---------    ----------
     Total Receivables                     -           -             -             -       406,084       406,084
                                   ---------    --------     ---------    ----------    ----------    ----------

CASH                                       -           -             -             -             -     2,006,299
                                   ---------    --------     ---------    ----------    ----------    ----------

     Total Assets                     11,478     125,352        70,291       666,358       406,084    13,101,962
                                   ---------    --------     ---------    ----------    ----------    ----------

            LIABILITIES                    -           -             -             -             -             -
                                   ---------    --------     ---------    ----------    ----------    ----------

LIABILITIES

NET ASSETS AVAILABLE
        FOR BENEFITS             $    11,478   $ 125,352   $    70,291   $   666,358   $   406,084  $ 13,101,962
                                  ==========    ========     =========    ==========    ==========    ==========



                                 PLYMOUTH RUBBER CO., INC.
                 RETIREMENT SAVINGS AND PROFIT SHARING PLAN AND TRUST
STATEMENT CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
                           Year Ended December 31, 2000

                                                     PARTICIPANT DIRECTED
                                       -----------------------------------------------------------------

                                       MONEY MKT   INTERMEDIATE   GROWTH &         S&P         MATRIX
                                          FUND         FUND      INCOME FUND       500       EQUITY FUND
                                       ----------    --------    ----------      --------    -----------
  ADDITIONS

INVESTMENT INCOME:
  Net Unrealized Appreciation
     in Fair Value of Investments     $         -  $   24,567   $  (556,258)    $ (71,269)  $ (2,154,590)
  Net Realized Gain on Sale of
     Investments                                -      (4,842)       92,356         2,851       (147,171)
  Dividends                               111,495      28,247       217,530        26,159      1,508,501
  Interest                                      -           -             -             -              -
  Employee Rollover                         1,750       1,575       151,127           524            981
                                       ----------    --------    ----------      --------    -----------

    Total Investment Income               113,245      49,547       (95,245)      (41,735)      (792,279)
                                       ----------    --------    ----------      --------    -----------
CONTRIBUTIONS:
  Transfer of Employee Directed Funds           -           -             -             -              -
  Participants'                           150,496      69,124       362,190        39,386        561,332
  Employer's                                    -           -             -             -              -
                                       ----------    --------    ----------      --------    -----------

    Total Contributions                   150,496      69,124       362,190        39,386        561,332
                                       ----------    --------    ----------      --------    -----------

    Total Additions                       263,741     118,671       266,945        (2,349)      (230,947)
                                       ----------    --------    ----------      --------    -----------

  DEDUCTIONS

BENEFITS PAID TO PARTICIPANTS             240,073      38,956       249,171         8,509        216,467
INVESTMENT FEES                               641         217         1,183            31          1,666
                                       ----------    --------    ----------      --------    -----------

    Total Deductions                      240,714      39,173       250,354         8,540        218,133
                                       ----------    --------    ----------      --------    -----------

INTERFUND TRANSFERS                      (117,665)    (58,822)      514,817       279,277       (451,584)
                                       ----------    --------    ----------      --------    -----------

     Net Increase (Decrease)              (94,638)     20,676       531,408       268,388       (900,664)
                                       ----------    --------    ----------      --------    -----------
   NET ASSETS AVAILABLE FOR BENEFITS

BEGINNING OF YEAR                       2,006,299     511,511     3,513,342       194,542      5,596,704
                                       ----------    --------    ----------      --------    -----------
END OF YEAR                           $ 1,911,661   $ 532,187   $ 4,044,750     $ 462,930   $  4,696,040
                                       ==========    ========    ==========      ========    ===========


CONTINUED


                                 PLYMOUTH RUBBER CO., INC.
                RETIREMENT SAVINGS AND PROFIT SHARING PLAN AND TRUST
STATEMENT CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
                             Year Ended December 31, 2000

                                                               PARTICIPANT DIRECTED
                                       -----------------------------------------------------------------------------
                                                                              PARTICIPANT
                                            LS     PRC A STOCK   PRC B STOCK     NOTES
                                        BALANCED      FUND          FUND      RECEIVABLE      OTHER         TOTAL
                                       ----------   --------    ----------    ---------      --------    -----------
  ADDITIONS

INVESTMENT INCOME:
  Net Unrealized Appreciation
     in Fair Value of Investments     $    (3,966) $     235   $   (43,790)  $        -     $       -   $ (2,805,071)
  Net Realized Gain on Sale of
     Investments                               92     (1,854)         (339)           -             -        (58,907)
  Dividends                                 3,571        104             -            -             -      1,895,607
  Interest                                      -          -             -       55,046             -         55,046
  Employee Rollover                             -        594             -            -             -        156,551
                                       ----------   --------    ----------    ---------      --------    -----------

    Total Investment Income                  (303)      (921)      (44,129)      55,046             -       (756,774)
                                       ----------   --------    ----------    ---------      --------    -----------
CONTRIBUTIONS:
  Transfer of Employee Directed Funds           -          -             -            -             -              -
  Participants'                             4,343     26,079         3,282            -        (2,663)     1,213,569
  Employer's                                    -          -             -            -             -              -
                                       ----------   --------    ----------    ---------      --------    -----------

    Total Contributions                     4,343     26,079         3,282            -        (2,663)     1,213,569
                                       ----------   --------    ----------    ---------      --------    -----------

    Total Additions                         4,040     25,158       (40,847)      55,046        (2,663)       456,795
                                       ----------   --------    ----------    ---------      --------    -----------

  DEDUCTIONS

BENEFITS PAID TO PARTICIPANTS                   -      2,459             3       33,476             -        789,114
INVESTMENT FEES                                12          -             -            -             -          3,750
                                       ----------   --------    ----------    ---------      --------    -----------

    Total Deductions                           12      2,459             3       33,476             -        792,864
                                       ----------   --------    ----------    ---------      --------    -----------

INTERFUND TRANSFERS                         2,871     21,758           196      113,372      (304,220)             -
                                       ----------   --------    ----------    ---------      --------    -----------

     Net Increase (Decrease)                6,899     44,457       (40,654)     134,942      (306,883)      (336,069)
                                       ----------   --------    ----------    ---------      --------    -----------
   NET ASSETS AVAILABLE FOR BENEFITS

BEGINNING OF YEAR                          11,477    125,353        70,291      666,359       406,084     13,101,962
                                       ----------   --------    ----------    ---------      --------    -----------
END OF YEAR                           $    18,376  $ 169,810   $    29,637   $  801,301     $  99,201   $ 12,765,893
                                       ==========   ========    ==========    =========      ========    ===========

                                       13


                                  PLYMOUTH RUBBER COMPANY
                 RETIREMENT SAVINGS AND PROFIT SHARING PLAN AND TRUST
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
                              Year Ended December 31, 1999


                                                                      PARTICIPANT DIRECTED
                                        ------------------------------------------------------------------

                                       MONEY MKT   INTERMEDIATE   GROWTH &       S & P          MATRIX
                                           FUND         FUND     INCOME FUND      500         EQUITY FUND
                                       ----------   -----------  -----------  -----------    -------------
               ADDITIONS

INVESTMENT INCOME:
  Net Unrealized Appreciation in
      Fair Value of Investments       $         -  $  (25,164)  $   316,893     $  11,962   $    (26,804)
  Net Realized Gain on Sale
      of Investments                            -      (2,677)      100,472         2,358         22,652
  Dividends                               100,387      28,203       159,992         2,125        742,880
  Interest                                      -           -             -             -              -
  Employee Rollover                             -           -             -             -              -
                                        ---------   ---------     ---------     ---------    -----------
        Total Investment Income           100,387         362       577,357        16,445        738,728
                                        ---------   ---------     ---------     ---------    -----------

CONTRIBUTIONS:
  Transfer of Employee Directed Funds   1,260,285           -             -             -              -
  Participants'                           137,348      60,823       298,798         3,425        550,964
  Employer's                                    -           -             -             -              -
                                        ---------    --------     ---------     ---------    -----------
          Total Contributions           1,397,633      60,823       298,798         3,425        550,964
                                        ---------   ---------     ---------     ---------    -----------

          Total Additions               1,498,020      61,185       876,155        19,870      1,289,692
                                        ---------   ---------     ---------     ---------    -----------
              DEDUCTIONS


BENEFITS PAID TO PARTICIPANTS             707,436       2,737       188,981             -        295,756
INVESTMENT FEES                               676         268           968             -          1,638
                                        ---------   ---------     ---------     ---------    -----------
          Total Deductions                708,112       3,005       189,949             -        297,394
                                        ---------   ---------     ---------     ---------    -----------

INTERFUND TRANSFERS                      (416,873)     27,258       496,436       174,672       (153,986)
                                        ---------   ---------     ---------     ---------    -----------

          Net Increase (Decrease)         373,035      85,438     1,182,642       194,542        838,312
                                        ---------   ---------     ---------     ---------    -----------

   NET ASSETS AVAILABLE FOR BENEFITS


BEGINNING OF YEAR                       1,633,264     426,074     2,330,700             -      4,758,392
                                        ---------   ---------     ---------     ---------    -----------
END OF YEAR                           $ 2,006,299  $  511,512   $ 3,513,342     $ 194,542   $  5,596,704
                                        =========   =========     ===========    ========    ===========


CONTINUED

                                  PLYMOUTH RUBBER COMPANY
                 RETIREMENT SAVINGS AND PROFIT SHARING PLAN AND TRUST
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
                              Year Ended December 31, 1999


                                                                              PARTICIPANT DIRECTED
                                         -----------------------------------------------------------------------------
                                                                             PARTICIPANT
                                            LS    PRC A STOCK  PRC B STOCK      NOTES
                                         BALANCED    FUND          FUND       RECEIVABLE       OTHER         TOTAL
                                        ---------  ---------     --------    ------------    -----------   ------------
               ADDITIONS

INVESTMENT INCOME:
  Net Unrealized Appreciation in
     Fair Value of Investments        $         4  $  23,303   $     5,159   $        -     $       -   $    305,353
  Net Realized Gain on Sale
        of Investments                          -        329            (3)           -             -        123,131
  Dividends                                   854          -             -            -             -      1,034,441
  Interest                                      -          -             -       43,799             -         43,799
  Employee Rollover                             -          -             -            -             -              -
                                       ----------   --------     ---------     --------      --------     ----------
          Total Investment Income             858     23,632         5,156       43,799             -      1,506,724
                                       ----------   --------     ---------     --------      --------     ----------

CONTRIBUTIONS:
  Transfer of Employee Directed Funds           -          -             -            -             -      1,260,285
  Participants'                                 -     21,883         2,029            -       101,864      1,177,134
  Employer's                                    -          -             -            -       304,220        304,220
                                       ----------   --------     ---------     --------      --------     ----------
          Total Contributions                   -     21,883         2,029            -       406,084      2,741,639
                                       ----------   --------     ---------     --------      --------     ----------

          Total Additions                     858     45,515         7,185       43,799       406,084      4,248,363
                                       ----------   --------     ---------     --------      --------     ----------
              DEDUCTIONS


BENEFITS PAID TO PARTICIPANTS                   -      4,149             9       42,823             -      1,241,891
INVESTMENT FEES                                 -          -             -            -             -          3,550
                                       ----------   --------     ---------     --------      --------     ----------
          Total Deductions                      -      4,149             9       42,823             -      1,245,441
                                       ----------   --------     ---------     --------      --------     ----------

INTERFUND TRANSFERS                        10,620     11,707        25,018       99,310      (274,162)             -
                                       ----------    -------     ---------     --------      --------     ----------

          Net Increase (Decrease)          11,478     53,073        32,194      100,286       131,922      3,002,922
                                       ----------    -------     ----------    --------      --------     ----------

   NET ASSETS AVAILABLE FOR BENEFITS


BEGINNING OF YEAR                               -     72,279        38,097      566,072       274,162     10,099,040
                                       ----------    -------    ----------     --------      --------     ----------
END OF YEAR                           $    11,478  $ 125,352   $    70,291   $  666,358     $ 406,084   $ 13,101,962
                                       ==========   ========    ==========     ========      ========     ==========

                         PLYMOUTH RUBBER COMPANY
          RETIREMENT SAVINGS AND PROFIT SHARING PLAN AND TRUST

                SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                           December 31, 2000 and 1999


                               December 31, 2000         December 31, 1999
                            -----------------------   ------------------------
# OF       NAME OF
 SHARES   INVESTMENTS            COST        MARKET        COST        MARKET
-------  -----------------  -----------   ----------   ----------   ----------
MUTUAL FUNDS:

 55,149  Intermediate Fund $    530,086  $   532,187  $   533,978  $   511,512

184,271  Growth and Income
                Fund          3,964,787    4,044,750    2,877,122    3,513,342

 21,216  S & P 500              522,237      462,930      182,579      194,542

466,340  Matrix Equity
                Fund          6,867,986    4,696,040    5,614,059    5,596,704

  1,660  LS Balanced             22,339       18,376       11,475       11,478
                            -----------   ----------   ----------   ----------
TOTALS - MUTUAL FUNDS      $ 11,907,435  $ 9,754,283  $ 9,219,213  $ 9,827,578
                            ===========   ==========   ==========   ==========

PARTY-IN-INTEREST INVESTMENTS:

 20,843  Plymouth Rubber Co., Inc.-
          Class A Common   $    139,630  $   169,810  $   108,893   $  125,352

 10,993  Plymouth Rubber Co., Inc. -
          Class B Common         72,851       29,637       69,809       70,291
                            -----------   ----------   ----------   ----------
TOTALS - PARTY-IN-
  INTEREST INVESTMENTS     $    212,481  $   199,447  $   178,702   $  195,643
                            ===========   ==========   ==========    =========

NOTES RECEIVABLE - PARTICIPANTS

  Notes Receivable -
        Participants       $    801,301  $   801,301   $  666,358   $  666,358
  Interest Rates:  7% - 8%  ===========   ==========     =========   =========

                                   SIGNATURES





The Plan. Pursuant to the requirement of the Securities Exchange Act of 1934,the trustees (or other persons who administer of the employee benefit plan) have duly caused this annual report to be signed on behalf by the undersigned thereunto duly authorized.



Plymouth Rubber Company Retirement
Savings and Profit Sharing Plan and Trust

                  Joseph J. Berns
                  Joseph J. Berns
                  Plan Administrator

Date:   June 28, 2001








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